PROKOM SOFTWARE SA

04010866

FAX

to: Division of Corporate Finance File No. 82-4700 | Securities and Exchange Commission, Washington, DC, USA | +1 (202) 942 9624

from: **PROKOM Software S.A.**

81-319 GDYNIA, ŚLĄSKA 23/25 (POLAND)
tel.: +48 58 628 6666; fax: +48 58 628 6677

date: 26 Mar 2004

SUPPL

04 MAR 29 7:21

pages:

This is a summary translation of the company statement communicated to the Polish Securities Commission according to paragraphs 5-1-8 of the Decree of the Ministries Committee, dated 16th October of 2001 (Dz. U. Nr 139.1569) in regards to type, form, and domain of current and periodic information as well as time intervals for their delivery of the information by the issuers whose shares were admitted to public exchange.

subject: **TRANSACTION WITH SUBSIDIARY**

The Management Board of Prokom Software SA informs, that:

on March 24th 2004 Prokom Software S.A. and The Polished Group SA (subsidiary of Prokom Internet SA) signed the agreement, on the basis which Prokom Software SA purchased the whole enterprise TPG SA (according to the article 55 of the Civil Code) for the amount of PLN 3.6 million.

26 Mar, 2004 Beata Stelmach
Member of the Management Board

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

dlw 3/29

PROKOM
SOFTWARE SA

FAX

to:	**Division of Corporate Finance File No. 82-4700**	**Securities and Exchange Commission, Washington, DC, USA**	**+1 (202) 942 9624**

from: **PROKOM Software S.A.**

81-319 GDYNIA, ŚLĄSKA 23/25 (POLAND)
tel.: +48 58 628 6666; fax: +48 58 628 6677

date: 26 Mar 2004 *pages:* 1

This is a summary translation of the company statement communicated to the Polish Securities Commission according to paragraphs 5.1.7 of the Decree of the Ministries Committee, dated 16th October of 2001 (Dz. U. Nr 139.1569) in regards to type, form, and domain of current and periodic information as well as time intervals for their delivery of the information by the issuers whose shares were admitted to public exchange.

subject: **SALE OF THE COMPANY'S SHARES**

The Management Board of Prokom Software SA informs, that:

the Company received information, that on March 25th, 2004 Prokom Investments SA dependent on Mr Ryszard Krauze – President of the Management Board of Prokom Software SA, had sold 276,000 ordinary bearer shares of Prokom Software SA - at the unit price of PLN 208.00 per share.

As the result of this transaction Mr Ryszard Krauze, along with Prokom Investments SA, represent together 3,649,087 shares of Prokom Software SA, which constitute 26.40% of share capital as well as 4,129,567 votes, which entitle to 28.35% votes at the General Shareholders' Meeting of Prokom Software SA.

Before the transaction Mr Krauze and Prokom Investments SA owned 3,925,087 Prokom Software SA's shares which gave 28.39% of share capital and 4.405.567 votes which constituted 30.24% of votes at the General Shareholders' Meeting.

26 Mar, 2004 Beata Stelmach
Member of the Management Board